  Exhibit 99.1

CORDOVACANN ANNOUNCES LETTER OF INTENT TO ACQUIRE
CANNABIS ASSETS IN LOS ANGELES

TORONTO, ONTARIO, October 10, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has entered into a non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of an arm’s length Los Angeles-based cannabis venture (the “Transaction). The Company will also exclusively engage a California-based operational team (the “Operators”) that has shown success in the legalized recreational cannabis market in the state. The Assets to be acquired will be utilized for cultivation, processing, manufacturing and distribution of cannabis products.
Pursuant to the terms of the LOI, Cordova has agreed to issue a total of ten million (10,000,000) common shares of the Company, valued at US $2,000,000, to the vendor in exchange for the Assets. Post closing of the Transaction, the vendors would own approximately twenty percent of the outstanding common shares of the Company. Furthermore, Cordova has also agreed to commit a further US $1,500,000 to fund the required capital expenditures and efforts of the Operators to advance the operations in California.

The vendor is a Los Angeles-based cannabis venture that has secured both manufacturing and distribution licenses and is in the process of securing a cultivation license, all of which will be housed in a single facility. The Assets being acquired include: (i) real assets required to operate the manufacturing and distribution operations in California; (ii) proprietary award-winning genetics; and (iii) rights to a high-end flower brand. The Assets will be leased back to the vendor at terms to be determined prior to closing of the Transaction which is expected to close on or before November 15, 2019.

The Company will also enter into employment contracts with the Operators upon closing of the Transaction. The Operators will be focused on progressing the Company’s California operations including growing the distribution business, obtaining manufacturing contracts, and securing a cultivation license. As part of the employment contracts, the Operators will be entitled to 20% of the free cash flow generated by the Company’s California operations, which will be allocated to a bonus pool on a quarterly basis for distribution as per the direction of the Operators.

Given this pending transaction, Cordova has decided not to move forward with the previously contemplated transaction in Covelo, California, which was initially announced by the Company on October 31, 2018. The Transaction will allow the Company to more quickly gain scale in the California cannabis market and be closer to a larger population of consumers in the state.

“We are excited about the opportunity to operate in the heart of California’s cannabis culture, and the potential for growth in this venture is significant,” stated Taz Turner, Chairman and CEO of Cordova. He added, “This operation will be led by a respected management team with a track record of success in the California market and will produce revenues for the Company shortly after closing.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169